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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             ASIAINFO HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04518A104
                                 --------------
                                 (CUSIP Number)

                                          with copies to:

             Eric Mok                              Laura Sizemore, Esq.
   23/F Lincoln House, Taikoo Place                 White & Case LLP
           979 King's Road                     1155 Avenue of the Americas
        Quarry Bay, Hong Kong                        New York, NY 10036
          +852-2516-4819                             (212) 819-8200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 24, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Lenovo Group Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong Special Administrative Region of the People's Republic of China
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING        ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               4,823,645
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               4,823,645
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      4,823,645
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.20%+
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Lenovo Holdings (BVI) Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING        ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               4,823,645
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               4,823,645
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,823,645
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.20%+
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Lenovo Sysware Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING        ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               4,823,645
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               4,823,645
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,823,645
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.20%+
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------- ----------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Lenovo IT Alliance Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING        ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               4,823,645
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               4,823,645
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
      4,823,645
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.20%+
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------- ----------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 (the "Schedule 13D/A") amends and supplements the statement on Schedule 13D as filed on February 21, 2006 (the "Original Schedule 13D"), as amended on September 26, 2006 ("Amendment No. 1"). This Schedule 13D/A is being filed to report a change in the percentage of outstanding shares of Common Stock (as defined herein) beneficially owned by the Reporting Persons (as defined herein) which occurred as a result of the transfer of 648,769 shares of Common Stock by Lenovo Group Limited via Lenovo IT Alliance Limited (as defined herein) pursuant to a Settlement Agreement and Release, dated as of January 24, 2007 (the "Settlement Agreement"). The total number of outstanding shares of Common Stock of the Issuer (as defined herein) was 43,076,034 as of December 31, 2006, as reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007 and the percentages of Common Shares beneficially held by the Reporting Persons have changed as presented in Item 5 of this Schedule 13D/A.

ITEM 1.  SECURITY AND ISSUER

     The Original Schedule 13D, as amended by Amendment No. 1, relating to the common stock, $0.01 par value per share (the "Common Stock"), of AsiaInfo Holdings, Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed Original Schedule 13D.

     According to the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People's Republic of China.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended to state the final paragraph as follows:

     On January 24, 2007, the Issuer and Lenovo Group Limited ("Lenovo") entered into the Settlement Agreement to resolve certain matters arising out of an Acquisition Agreement dated as of July 27, 2004 and an Escrow Agreement dated as of October 19, 2004 between the Issuer and Lenovo. Pursuant to the Acquisition Agreement, the Issuer acquired substantially all of the assets of Lenovo's non-telecommunications IT services business. Under the Settlement Agreement, 648,769 shares of Common Stock, which had been held in escrow, were returned to the Issuer by Lenovo via Lenovo IT Alliance Limited ("Lenovo IT Alliance"). The transaction decreased Lenovo IT Alliance's direct beneficial ownership, as well as the indirect beneficial ownership of Lenovo, Lenovo Holdings (BVI) Limited ("Lenovo Holdings"), and Lenovo Sysware Limited ("Lenovo Sysware"), to 4,823,645 shares of Common Stock, respectively. The foregoing description of the Settlement Agreement is a summary and all statements made herein related to the Settlement Agreement are qualified in their entirety by reference to the complete text of the Settlement Agreement, which is filed as Exhibit E hereto and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of January 25, 2007.

                                   NUMBER OF SHARES          NUMBER OF SHARES            AGGREGATE
                                    BENEFICIALLY            BENEFICIALLY OWNED           NUMBER OF            PERCENTAGE
                                   OWNED WITH SOLE         WITH SHARED VOTING            SHARES                 OF CLASS
                                      VOTING AND            AND  DISPOSITIVE             BENEFICIALLY         BENEFICIALLY
           NAME                   DISPOSITIVE POWER               POWER                  OWNED                  OWNED (1)
----------------------------   -----------------------   -----------------------   ---------------------   -----------------
Lenovo (2)                                           0                 4,823,645               4,823,645             11.20%
Lenovo Holdings(3)                                   0                 4,823,645               4,823,645             11.20%
Lenovo Sysware (4)                                   0                 4,823,645               4,823,645             11.20%
Lenovo IT Alliance                                   0                 4,823,645               4,823,645             11.20%

(1) The percentages of Common Stock indicated in this table are based on the number of outstanding shares of Common Stock as of January 24, 2007 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

(2) Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo's indirect wholly-owned subsidiary.

(3) Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Holdings' indirect wholly-owned subsidiary.

(4) Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common

Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Sysware's wholly-owned subsidiary.

ITEM 6

     Item 6 is hereby amended and restated as follows:

The information set forth in Item 4 hereof is incorporated herein by reference. The foregoing description of the Settlement Agreement is a summary and all statements made herein related to the Settlement Agreement are qualified in their entirety by reference to the complete text of the Settlement Agreement, which is filed as Exhibit E hereto and is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2007

                                           LENOVO GROUP LIMITED

                                           /s/ Eric Mok
                                           ------------------------
                                           Name:  Eric Mok
                                           Title: Company Secretary


                                           LENOVO HOLDINGS (BVI) LIMITED

                                           /s/ Eric Mok
                                           ------------------------
                                           Name:  Eric Mok
                                           Title: Company Secretary


                                           LENOVO SYSWARE LIMITED

                                           /s/ Eric Mok
                                           ------------------------
                                           Name:  Eric Mok
                                           Title: Company Secretary


                                           LENOVO IT ALLIANCE LIMITED

                                           /s/ Eric Mok
                                           ------------------------
                                           Name:  Eric Mok
                                           Title: Company Secretary

                                   SCHEDULE A

Executive Officers and Directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance:

NAME                      CITIZENSHIP       PRESENT  PRINCIPAL  OCCUPATION  OR       BUSINESS ADDRESS
                                            EMPLOYMENT
Ms. Xuezheng Ma           Chinese           Executive  Director  of Lenovo  Group    23/F., Lincoln House, Taikoo
                                            Limited,  Director of Lenovo Holdings    Place, 979   King's  Road,
                                            (BVI) Limited, Lenovo  Sysware           Quarry Bay, Hong Kong
                                            Limited   and   Lenovo  IT   Alliance
                                            Limited

Ms. Xiaoyan Wang          Chinese           Director  of  Lenovo  Holdings  (BVI)    No. 6 Chuang Ye Road, Haidian
                                            Limited, Lenovo Sysware  Limited and     District,  Beijing, People's
                                            Lenovo IT Alliance Limited               Republic of China 100085

Mr. Yuanqing Yang         Chinese           Executive  Director of Lenovo  Group     500 Park Offices Drive
                                            Limited                                  Hwy 54 Research Triangle Park,
                                                                                     NC 27709, U.S.A.

Mr. William J. Amelio     United States     Executive  Director of Lenovo Group      500 Park Offices Drive
                                            Limited                                  Hwy 54 Research Triangle Park,
                                                                                     NC 27709, U.S.A.

                                  EXHIBIT INDEX

Exhibit A - Agreement among Lenovo Group Limited, Lenovo Holdings (BVI) Limited, Lenovo Sysware Limited and Lenovo IT Alliance Limited, dated February 21, 2006, to file this Statement jointly on behalf of each of them.+

Exhibit B - Acquisition Agreement, dated as of July 27, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+

Exhibit C - Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+

Exhibit D - Forward Contract, dated as of October 19, 2004, by and between Bonson Information Technology Limited and Lenovo IT Alliance Limited.+

Exhibit E - Settlement Agreement, dated as of January 24, 2007, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.

+Filed with the Securities and Exchange Commission as an exhibit to the Statement on Schedule 13D on February 21, 2006 and incorporated by reference herewith.